Alkalign Holding Company, LLC – video transcriptions

First Video:

Erin (founder): I created Alkalign because I want to evolve. I want the freedom to provide the best in class for our clients. I learned so much about myself and I want to share all that knowledge with my clients because I know when you pay attention to what you're putting into your body and the output of your body in terms of exercise it makes a huge difference in how you feel.

Melissa (client): I found Alkalign when I was searching for a low impact exercise and I was really impressed with the one on one coaching and corrections the instructors provided

Tom (client): I've been taking Alkalign classes for about a year and the one-hour classes have really helped me strengthen my flexibility and my strength and I can honestly say that after I clime a mountain or I play eighteen holes of golf, I do it and my body feels great. And I attribute that to Alkalign.

Lizzie (instructor): I think one other cool thing about Alkalign that makes it great and that makes it different and makes it special is that we are holistic. We offer programming in strength, we offer programming in cardiovascular endurance. We have high intensity low impact interval training. We have flexibility mobility training which is so important. And something that a lot of people are missing in their regular workout routines.

Melissa (client): I love how Alkalign instructors focus on functional fitness and so we'll be doing a lunge and making sure that our knees are aligned and our feet are aligned. And even on top of that they will add that this is what you do when reach for something in the back of the car when picking up your kids and it all synchs up.

Jaime (client): I Alkalign because it makes me feel good inside and out. as a stay at home mom comradery and friendship is what I miss about working and I love when I walk into Alkalign I'm greeted by my first name by the staff and by the instructors. And I know when I walk into the studio that I'm always going to have friends that I can chat with before and after class. And give me a supportive side-eyed glance when my legs are shaking during thigh workout.

Erin: Our instructors are given 200 hours of instructor training. They learn about functional mechanics, they learn about anatomy, they learn about injuries and modifications. It gives them the opportunity to, empowers them to work with clients that have injuries, acute or chronic, or clients who are post-partum or clients that are athletes. It gives them the incredible opportunity to offer that personal hands-on workout.

It motivates me to walk into the studios knowing that I'm going to be the best part of somebody's day. And I walk hard to be the best part of someone's day. I want people to feel like they are noticed. I want people to feel like they are part of this community. I want them to recognize the progress they are making in their body. I want them to be successful. I want them to leave here feeling better than when they walked in.

Second Video:

Hi, I'm Erin, founder of Alkalign Studies. I'm excited to share with you Alkalign anywhere, a dynamic collection of movement practices that incorporate Alkalign principles of alignment, strength, flexibly and balance. We take it beyond the barre so you can take your workout with you wherever you go, no matter how much time you have, in a format that will allow you to Alkalign anywhere.